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Takeout
Pizza Grace

Pizza Place

Mercantile on Morris
Birmingham, AL
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Pizza Grace previously received $89,400 of investment through Mainvest.
Investment Opportunity
Data Room
Updates 30
Discussion
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THE PITCH
Pizza Grace is seeking investment to cover New construction costs.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID 19 RELIEF. REVIEW SPECIFICS
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THE TEAM
Ryan Westover
Owner/Chef Pizza Grace

About Ryan Westover

Founder/Chef of Pizza Grace

Ryan Westover is a long-time veteran of the food and restaurant industries. He began his career at two popular chains; Domino's and Papa John's where he learned the value of streamlined processes, systems, and manageability.

Later he joined a NY-style pizza company based in Georgia and began working with more artisan-style pizzas and scratch made dough. Ryan then spent the next several years working with his father as a stone mason.

During this time, he developed a strong identity as a creative. The craftsmanship, use of tools that changed little over the years, and permanent nature of masonry left a strong impression, but ultimately the kitchen came calling again. Ryan went on to work at Bridge Mill country club in Canton, Ga where he was exposed to a true scratch kitchen and learned the fine details of a full-service restaurant and event space. In 2009 Ryan left Georgia to pursue a career as a pastry chef, he graduated from Stratford University in Falls Church, VA in 2011.

He worked at Sonoma Restaurant and Wine Bar in Capital Hill as a Pizza and line cook, while he was still in school.

After graduation, Ryan went on to join Kimpton Hotels and Restaurants at Jackson 20 under Chef Dennis Marron, it was here where Ryan's creative and simple approach to dessert began. When Chef Marron was transferred to Poste Modern Brasserie in Penn Quarter, he recruited Ryan to lead the pastry department. Under Chef Marron, he developed a style and approach that gained the attention of Food and Wine Magazine, placing Chef Ryan in the 2013 "The People's Best New Pastry Chef" promotion. That same year he went on to win the "Brightest Young Things" Donut Fest, a donut competition attracting some of the city's top chefs and donut shops.

In 2015, Ryan was hired to head up the bakery at 1789, a longstanding DC institution. While there he was able to complete the Clyde's Group Management Training Program learning the nuance of restaurant management with special attention to financial accountability.

While at 1789, Ryan was recognized for his talents by the Washington Post, CBS DC, National Restaurant News, and was interviewed by StarChefs.com for their Rising Stars DC promotion. Not only did he gain recognition for his creative ability but also learned how to create and scale dessert production.

The Bakery at 1789 also served as the dessert production kitchen for several other Clyde's locations including The Old Ebbitt Grill, one of the most profitable restaurants in the country.

After a brief stent as the Corporate Pastry Chef for MIC, Ryan went back to his alma matter, only this time a pastry chef instructor. For the next 2 years, he taught and helped develop budding pastry students. During this time, he focused his attention on rounding out his skill sets and pastry techniques. This is where he rekindled his passion for pizza.

Chef Ryan taught several artisan breads courses during his time as an instructor. The pizza section of those courses gave him an opportunity to hone his pizza making skills. For the last five years, Ryan has been committed to researching, testing, and developing the "perfect" dough.

For the past 2 years Ryan has been working at Itaberco, a dessert ingredient manufacturing company based in Baltimore, MD as the corporate pastry chef. He is involved in product development, sales, marketing, business development, and helps small business set up profitable dessert programs all over the country.

At Pizza Grace, Ryan hopes to make his mark as a restauranteur and pizza maker. Grace has a unique approach to pizza and will feature 100% hand mixed dough, 100% naturally leavened, and will utilize whole wheat flours to add flavor depth and nutritional value.

PIZZA GRACE
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I built a pizzeria in my basement to conduct R&D. Here are the results.

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HOW ARE WE DIFFERENT THAN EVERY OTHER PIZZA PLACE?

Artistic approach to take out pizza from pastry chef Ryan Westover. Small footprint, manageable, profitable.

No on the job training required. Chef Ryan has 15 years experience in the food industry.
No take out pizza like this one. 100% naturally leavened. Get the upscale pizza experience in take out form.
Fine dining pastry approach to pizza. Methodical, scalable, artistic.
PIZZAS
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BUILDING A BRAND NOT A RESTAURANT

Strong Branding, logo design by Studio Kuyl. Fine art turned graphic design. A name that resonates.

Grace: simple elegance or refinement of movement, the skill behind our food
Grace: courteous goodwill, hospitality
Grace: to do honor with one's presence, our respect for staff and customers
Grace: favor without merit, my journey and food story in three words
Grace: saying thanks, pizza is something to be thankful for
Grace: What does Grace mean to you?
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Updates
MAY 7TH, 2021

11:59pm

We have until 11:59pm tonight to invest! Help us hit our goal by investing today.

MAY 6TH, 2021
33 hours left

We have only 33 hours left to invest. If you have been watching us please consider investing today. The more we raise the higher the percentage of revenue gets shared. That benefits all of the investors. We want to hit our 120K goal in the next 33 hours. Thank you for all the support so far!!!!

grace,

Ryan

MAY 5TH, 2021
2 days left

Just 2 days left to invest! We have become an opening to watch in Birmingham!

MAY 4TH, 2021
3 days

Good afternoon, we are coming to the end of our raise! We still have work to do and need your support to hit our goal. If you haven't invested yet would you consider investing today? To those who have invested, thank you so much. We look forward to working hard to make Pizza Grace a success.

grace,

Ryan

MAY 3RD, 2021
4 days left

Hi Everybody, we are coming to a close on what had already been an amazing experience and successful fund raise. We still want to hit that 120k goal. With just 4 days left I hope you will consider helping us make that happen. Thank you to all those who have invested! The more money we raise the better the pizzas will taste.

Ryan

APRIL 27TH, 2021
Just 10 days left

We are very excited to be closing our round soon. We have 10 days left to hit our 120k goal!!! If you're interested in investing this is a great time. We have our lease signed. Bizjournals and BhamNow.com have both run stories about us and we're not even open yet. Please reach out if you have questions. I am available all day everyday to talk shop. Thank you all so much, we are so close!

APRIL 16TH, 2021
Lease has been signed

We have signed a lease with Mercantile on Morris in Birmingham, AL. We are way excited to be working with Orchestra Partners to bring great pizza to The Magic City! We're still hoping to hit our max goal of 120K. Thank you for all the support. Can't wait to get open.

APRIL 3RD, 2021
Happy Easter

I hope everyone has a wonderful Easter!

ryan

APRIL 2ND, 2021
80K!

We passed 80K today!!!! Thank you everyone for the support. Let's keep this momentum going into the weekend. Big things are coming!

grace,

Ryan

MARCH 31ST, 2021
Pizza Grace and Pizza Master Ovens

Started the process to secure one of these amazing ovens today! Pizza Master 933. We have chosen this oven because of it's versatility and high performance. It can bake at temps up to 950F, but can also be used to bake any other type of baked good as well, including cakes, cookies, breads, etc. The high temperature ability will allow us to bake pizzas that get an incredible oven spring but with enough control to develop that perfect crispy outer crust and custard like interior. We can't wait to start working with it. If you are considering investing this is a great time. We want to get to that 120K max so we can put this beautiful oven to work. Thank you to everyone who has invested so far, let's keep pushing forward!

grace,

Ryan

MARCH 30TH, 2021
Success!!!

Our doughnut pop up at Buttercream Bake Shop in Washington DC was a success. We received nothing but positive feedback on Instagram from our customers. We ended up selling over 250 doughnuts, got all kinds of shout outs from some of the best pastry chefs in all of DC, and we were able to see our recipes and product are scalable. We are getting ready to move forward with the lease agreement in Birmingham, AL. This is a great time to invest. Please consider investing now so we can hit our maximum target of 120K. Thank you all for your support and look forward to seeing Pizza Grace do big things!

Ryan

MARCH 25TH, 2021
Donut Pop UP

We have already sold 240 donuts for our very first donut pop up at Buttercream Bakeshop in DC. We plan on implementing a donut program at Pizza Grace in order to make use of our space as much as possible. This will be a later stage project we will implement once our lunch and dinner service is well staffed and manageable. But, this is already a great proof of concept! Help us hit our max raise so we can get Pizza Grace wide open sooner rather than later. Thank you all so much for your support and can't wait to see everyone at the opening!

grace,

Ryan

MARCH 23RD, 2021
T-Shirts

We have some great t-shirts now available. They are not available for delivery (if you are really wanting one please reach out and we can make it happen) They will be getting sold this Sunday at Buttercream Bake Shop in Washington DC!!!! Please check out our website www.pizzagrace.com to see the shirts and reach out to us through the website if you're wanting to buy a shirt. We are pushing to hit our max early so please consider investing today.

grace,

Ryan

MARCH 20TH, 2021
Pizza Motivation

Here's our pork belly and sweet potato pizza. We hope this will inspire you to invest sooner rather than later. Our goal is to hit our max early. The more we raise the better we can spend the next several months preparing for the opening. We will be able to hire more, well qualified staff. Focus on streamlining our operation, and ultimately maximizing profit early in the process. Please consider investing today.

Thank you,

Ryan

MARCH 19TH, 2021
Pizza Grace Doughnut Pop UP

On top of selling great pizza, Pizza Grace is going to be making some incredible doughnuts as well. This will allow us to be open more of the day and get the most out of our space. We have are having a donut pop up on 3/28 at Buttercream Bakeshop in Washington, DC. Our sales went live last night and we are almost sold out already! Please check out the sale @ www.pizzagrace.com and follow along on IG @pizzagracemd Here is our German Chocolate Doughnut. We are still pushing to hit our maximum raise and hope this image will inspire you.tu

MARCH 18TH, 2021
Pizza Motivation

We've hit our minimum but we want to get to that maximum so we can serve as many of these babies as possible. Thank you for all the support, let's keep it going!

MARCH 16TH, 2021
Target Met

We hit an exciting milestone today. Our minimum target of 65k has been met!!!! We are still pushing forward and taking investment. We have a maximum target of 120k we want to hit. If you are interested in investing, now is a great time.

MARCH 13TH, 2021
So close!

Thank you everyone who has invested!!!! We are only $4900 away from hitting our minimum raise, I am so grateful and thankful for the support so far. Let's keep this thing going, the sooner we hit the target the sooner we can get open. After we hit the minimum we'll keep going and hopefully hit our max. Again, thank you so much.

Ryan

MARCH 10TH, 2021
Mercantile on Morris

We have just signed an LOI for our space at Mercantile on Morris, in Birmingham. Please visit https://www.mercantileonmorris.com/ to check the property out. It really is going to be an incredible development. The really great part of this is the developers have agreed to assist in paying for and managing the construction project.We have hit about 33% of our target. A lease is to be signed at most, 30 days from now. This is a great time to invest to get the 2x bonus pay out, and if you have already invested (thank you) this is a great time to consider investing more. It is not common for start up restaurants to get this type of treatment from big development companies. I believe it speaks volumes to their belief in Pizza Grace.

Thank you all, Ryan

MARCH 9TH, 2021
Incredible News!

We have just signed an LOI for our space at Mercantile on Morris, in Birmingham. Please visit https://www.mercantileonmorris.com/ to check the property out. It really is going to be an incredible development. The really great part of this is the developers have agreed to assist in paying for and managing the construction project. We have hit about 33% of our target. A lease is to be signed at most, 30 days from now. This is a great time to invest to get the 2x bonus pay out, and if you have already invested (thank you) this is a great time to consider investing more. It is not common for start up restaurants to get this type of treatment from big development companies. I believe it speaks volumes to their belief in Pizza Grace.

Thank you all, Ryan

MARCH 8TH, 2021
New Video Drop

Check out IG @pizzagracemd to see our new promo video by AirBear Productions

MARCH 1ST, 2021
pizzagrace.com

We have our website published. The majority of the functions are hidden until we are ready to start selling, but we are excited. www.pizzagrace.com

FEBRUARY 19TH, 2021
Pizza Inspo

We are working hard to have a veggie options that everyone will love. We believe they can be so flavorful and substantial you won't even notice there's no meat. This is our caramelized onion and shiitake pie. Buttermilk fonduta base with serano, black garlic, and balsamic. We are in love!!!

FEBRUARY 19TH, 2021
Progress

We are close to 11K in investment in just a few weeks!!!! Please reach out if you have any questions.

FEBRUARY 11TH, 2021
Investors

We now have 10 investors!!!! Thank you so much to everyone who believes in us.

FEBRUARY 8TH, 2021
Pizza Grace

We had a great turn out for the Super Bowl sale. Even caught the interest of a DC food writer.

FEBRUARY 5TH, 2021
Super Bowl Sale

We are sold out for our Super Bowl Pizza Sale!!!!

FEBRUARY 3RD, 2021
Thank You

Thank you to everyone who has invested. We have almost raised 3k in just over a week! We have also had several promising conversations with potential investors and a developer has expressed interest in Pizza Grace. They may be willing to cover potentially 100% of our custom build out which would be amazing.

FEBRUARY 1ST, 2021
Super bowl Pizza Sale

Please follow @pizzagracemd and @ryan.westover on Instagram to see our Super Bowl pizza sale!!!

JANUARY 30TH, 2021
Pizza Grace trademark

Pizza Grace has received approval from the USPTO to use the name Pizza Grace. This is the first line defense to prevent others from using our name and allows us to develop a strong brand.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction Costs $7,520
Mainvest Compensation $480
Total $8,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $530,000 $609,500 $670,450 $697,268 $711,213
Cost of Goods Sold $95,410 $109,721 $120,693 $125,520 $128,030

Gross Profit $434,590 $499,779 $549,757 $571,748 $583,183

EXPENSES

Rent $50,400 $51,660 $52,951 $54,274 $55,630
Utilities $16,800 $17,220 $17,650 $18,091 $18,543
Salaries $180,000 $207,000 $227,700 $236,808 $241,544
Insurance $9,996 $10,245 $10,501 $10,763 $11,032
Repairs & Maintenance $25,000 $25,625 $26,265 $26,921 $27,594
Legal & Professional Fees $4,992 $5,116 $5,243 $5,374 $5,508
payroll tax $14,400 $14,760 $15,129 $15,507 $15,894
internet/phone $2,640 $2,706 $2,773 $2,842 $2,913
Pos/chownow $3,900 $3,997 $4,096 $4,198 $4,302
credit card fees $10,596 $10,860 $11,131 $11,409 $11,694
kitchen and restaurant supplies $4,800 $4,920 $5,043 $5,169 $5,298
debt payments $30,000 $30,000 $30,000 $30,000 $30,000
comp. charges $2,496 $2,558 $2,621 $2,686 $2,753
bank charges $1,800 $1,845 $1,891 $1,938 $1,986
misc. unforeseen charges $6,000 $6,150 $6,303 $6,460 $6,621
Operating Profit $70,770 $105,117 $130,460 $139,308 $141,871
This information is provided by Pizza Grace. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
2020 Balance Sheet
2020 Income Statement
Investment Round Status

$8,000

TARGET

$20,000

MAXIMUM

This investment round closes on June 28, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name PIzza Grace LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.7×
Business's Revenue Share 0.6%-1.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1, 2027
Financial Condition

Currently, we are in the start-up phase and in the process of fundraising and securing a location.

Forecasted milestones

Pizza Grace forecasts the following milestones:

Secure lease in Chicago, IL by March 2021.

Hire for the following positions:

sous chef, 6/1/2021

hourly staff, 5/15/2021

Achieve $530000 revenue per year by end of year 1.

Achieve $125000 profit per year by end of year 3.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Pizza Grace's fundraising. However, Pizza Grace may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Pizza Grace to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Pizza Grace competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Pizza Grace's core business or the inability to compete successfully against the with other competitors could negatively affect Pizza Grace's financial performance.

Real Estate Risk

Pizza Grace is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Pizza Grace is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

Pizza Grace is a newly established entity and has no history for prospective investors to consider.

Reliance on Management

As a securities holder, you will not be able to participate in Pizza Grace's management or vote on and/or influence any managerial decisions regarding Pizza Grace. Furthermore, if the founders or other key personnel of Pizza Grace were to leave Pizza Grace or become unable to work, Pizza Grace (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Pizza Grace and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Pizza Grace is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The Company Might Need More Capital

Pizza Grace might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Pizza Grace is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Pizza Grace

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Pizza Grace's financial performance or ability to continue to operate. In the event Pizza Grace ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Future Investors Might Have Superior Rights

If Pizza Grace needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Pizza Grace or management), which is responsible for monitoring Pizza Grace's compliance with the law. Pizza Grace will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Pizza Grace is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Pizza Grace fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Pizza Grace, and the revenue of Pizza Grace can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Pizza Grace to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Pizza Grace. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Tyler G. Apache Junction, AZ 23 days ago

I invested because

sarah m. Hoover, AL a month ago

Excited to see this take off and frequent it regularly ourselves. We're in the startup scene and love to support small and local. Tossed in a little investment and would love to meet you sometime to talk shop, Ryan.

Ryan W. 24 days ago Pizza Grace Entrepreneur

Hi Sarah, thank you so much for investing. My email is Cheffyanwestover@gmail.com. Feel free to reach out anytime

Ryan W. 24 days ago Pizza Grace Entrepreneur

Sorry, chefryanwestover@gmail.com

Miles C. Santa Barbara, CA a month ago

I invested because Ryan is an ok welder but he's awesome at making pizzas

Janelle Christine S. Flushing, NY a month ago

I am so thankful to be part of this venture!

Ryan W. a month ago Pizza Grace Entrepreneur

I'm thankful you're a part of it as well.

Nipam S. Birmingham, AL a month ago

Hi Ryan: I am looking to invest in pizza grace and wanted to know more about this business. How do I contact you?

Ryan W. a month ago Pizza Grace Entrepreneur

Hi Nick, you can email me @chefryanwestover@gmail.com. Look forward to speaking with you.

Paula C. New Carrollton, MD 2 months ago

Ryan has the talent and the work ethic to do great things. This is just the start.

Ryan W. 2 months ago Pizza Grace Entrepreneur

Thank you Paula

Gabriel M. Birmingham, AL 3 months ago

So cool to see an investment opportunity in the Magic CIty! I don't live in downtown, but in a neighboring suburb. Still, hope you manage to raise the dough (ha) and get set up! I'll stop by someday and say hello when you do. :)

Ryan W. 3 months ago Pizza Grace Entrepreneur

Hi Gabriel, I am very excited to be going to Birmingham. I am from Canton, GA just a few hours away. This is the perfect time to invest in us and invest in Birmingham. Birmingham is really taking off.

Gabriel M. Birmingham, AL 3 months ago

Certainly is! I used to work over by Morris Avenue actually and I think the location is absolutely perfect. I pitched in some dinero. Wishing you success!

Kristen G. Mundelein, IL 3 months ago

I see the location has been updated from Chicago to Birmingham, AL. I'm in the Chicago suburbs and was excited to see this opening so close to home, but have plans changed?

Ryan W. 3 months ago Pizza Grace Entrepreneur

Yes, I'm so sorry, I found an incredible opportunity in Birmingham, there is a developer there who is going to pay for the restaurant build out. I couldn't turn that down. It's only about 1000 miles away 😁

Kristen G. Mundelein, IL 3 months ago

Wow, I'm disappointed but you have to take advantage of an opportunity like that! If I'm ever in Birmingham or Maryland, I'll make sure to stop in!

Ryan W. 3 months ago Pizza Grace Entrepreneur

Please do!

Alison S. Newton, MA 3 months ago

Ryan your logo is so great. You should think about merchandise both as an investment perk as well as generally once your shop is open!

Ryan W. 3 months ago Pizza Grace Entrepreneur

That's a great idea, a few people have asked about shirts on IG.

Meghan G. Seattle, WA 3 months ago

I haven't even had the pizza from Grace yet and still wanted to throw money at Ryan the minute he asked. That's how confident I am in his abilities as a chef and how much faith I have in his ability to stand up any business where food is involved.

Adrienne A. District Heights, MD 4 months ago

Pizza Grace is an awesome company that makes an amazingly delicious pizza! I recommend them highly and wish them well as they grow their business.

Ryan W. 4 months ago Pizza Grace Entrepreneur

Thank you Adrienne, I'm so glad you enjoy the veggie pizza!!!

Charleen H. APO, AE 4 months ago

I have known Ryan for many years as well as worked with him. He is a pretty amazing Chef and incredibly talented. I am excited about this opportunity to invest in this growing business.

Ryan W. 4 months ago Pizza Grace Entrepreneur

Thank you for the kind words Charleen. All the love!!!

Ryan W. 4 months ago Pizza Grace Entrepreneur

We are sold out of pizzas for our Super Bowl pizza sale!!!! Follow along on IG @pizzagracemd

Leo D. Silver Spring, MD 4 months ago

I'm very happy to invest in Ryan and Pizza Grace. I know him well and he has been working toward this for 2 years. I'm a chef as well and I know what this industry can throw at you. He has the talent and drive to make it succeed. I can't wait to see him turn it into a reality.

Ryan W. 4 months ago Pizza Grace Entrepreneur

Thank you for the support and belief in Pizza Grace.

Joseph G. Lighthouse Point, FL 4 months ago

Ok I sent some money. Please send location of new shop

Ryan W. 4 months ago Pizza Grace Entrepreneur

Hi Josesph, will do. Thank you so much for your investment. We are in talks with a few developers right now. Will let you know when a location is secured.

Joseph G. Lighthouse Point, FL 4 months ago

What does the investment actually get you? % of revenues? % of profit? Equity?

Ryan W. 4 months ago Pizza Grace Entrepreneur

Hi JG, the way we have is structured is for every $100 invested the potential return is $200. The maturation on investment is early 2027. What you are purchasing with your investment are revenue sharing notes. So each quarter we will report our PL statement to Mainvest, whatever our revenue is we will take 6-8% and distribute it amongst our investors. This will happen each quarter until the investment is paid 2x in full. At the time of the maturation date, if the investment has not been paid back 2x we will pay a balloon payment and get our investors paid in full. Please let me know if you have any questions. I am always available for a phone call or email.

LON I. Cheshire, CT 4 months ago

the notes show sales at pop-ups-- are there any monthly sales , all expenses and remove your labor

Ryan W. 4 months ago Pizza Grace Entrepreneur

Hi Lon, there are no monthly sales. I partnered with local restaurants for the pop ups just to promote the business. We gave the proceeds to the host. I'd be happy to get on a call with you to discuss further. We're mainly just doing pop ups to get content and start some buzz.

LON I. Cheshire, CT 4 months ago

hello-- happy to talk. My initial ivestments are always about $100 to start-- my email is lon.isaacson1@gmail.com

Alisondra T. Annapolis, MD 4 months ago

I've had Chef Ryan's Pizza at several pop-ups and it blows any other pizza in the DMV out of the water. His passion and craft is combined with a great product that is bound to be successful. I did not hesitate investing.

Richard P. Alsip, IL 4 months ago

When are you projected to open?

Ryan W. 4 months ago Pizza Grace Entrepreneur

HI Richard, we are hoping to open late spring-early summer 2021. Please let me know if you have any more questions. I'd love the opportunity to discuss in detail.

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